Exhibit (c)(1)
KIRBY CORPORATION


FOR IMMEDIATE RELEASE


KIRBY CORPORATION ANNOUNCES COMPLETION OF SALE OF OFFSHORE
TANKER AND HARBOR SERVICE OPERATIONS

Houston, Texas (March 16, 1998) - Kirby Corporation (NYSE:KEX) ("Kirby"), completed today the previously announced sale of its U.S. flag offshore product tanker and harbor service operations. In accordance with a definitive purchase agreement dated January 28, 1998, Kirby sold two tankers and its harbor service operations to Hvide Marine Incorporated and five tankers to an affiliate of August Trading Company, Inc. for a combined $38.6 million in cash.

The offshore tanker and harbor service operations' financial results were accounted for as discontinued operations as of December 31, 1997. Results for the 1997 year included an estimated $3,966,000 net loss, or $.16 per share on a diluted basis, from the sale of the operations. The estimated net loss included a provision for operations during the phase-out period, January 1, 1998 through the date of sale.

Proceeds from the sale of the tanker and harbor service operations will be used to partially fund Kirby's February 17, 1998 announced Dutch Auction tender offer to repurchase up to 3,000,000 shares of Kirby common stock, representing approximately 12% of Kirby's outstanding common stock. The tender offer price is in a range from $21.00 to $24.50 per share in cash. The tender offer will expire at 12:00 midnight, New York City time, on March 16, 1998, unless extended.

Kirby Corporation, based in Houston, Texas, is the largest domestic operator of inland tank barges with a fleet of 519 barges and 127 towing vessels transporting industrial chemicals, refined petroleum products and agricultural chemicals along the United States inland waterways. Kirby's domestic marine operations also include United States coastwise barge operations with eight barge/tug units transporting petroleum products and liquid chemicals, as well as dry bulk commodities. Through its diesel engine services segment, Kirby is also engaged in the overhaul and servicing of large, medium speed diesel engines employed in marine, power generation and rail applications.